MK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10035868

ANNUAL AUDITED REPORT
FORM X-17A-5

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 11117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: .

OFFICIAL USE ONLY
1027
FIRM I.D. NO.

Client Name: Foothill Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Dana Street
(No. and Street)

Mountain View (City) CA (State) 94041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen H. Chipman (650) 625-9701
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name - *if individual, state last, first, middle name*)

100 West San Fernando St. Suite 365 (Address) San Jose (City) CA (State) 95113 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

OATH OR AFFIRMATION

I, Stephen H. Chipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Foothill Securities, Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature



Title

Notary Public

(95) See CA Certificate

This report ** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SingerLewak

FOOTHILL SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 16
SUPPLEMENTARY INFORMATION	
Independent Auditor's Report on Supplementary Information Required by Rules15c3-3 and 17a-5 of the Securities and Exchange Commission	17
Schedule I: Financial and Operational Combined Uniform Single (FOCUS) Report	18 – 21
Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Pursuant to Rule 15c3-3	22
Schedule III: Reconciliations Pursuant to Rule 17a-5	23
Oath or Affirmation	24 – 26
Independent Accountant's Report on Applying Agreed-Upon Procedures	27 – 29
Independent Auditor's Report on Internal Control	30 – 31

Singer Lewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego



INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of Foothill Securities, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foothill Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Singer Lewak LLP

SingerLewak LLP

San Jose, California
February 26, 2010

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

IGAF

FOOTHILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current assets		
Cash and cash equivalents	$	709,629
Commissions receivable		385,830
Other receivables		159,143
Taxes receivable		2,316
Other assets		252,367
Total current assets		1,509,285
Property and equipment, net		112,647
Intangible asset		54,000
Total assets	**$**	**1,675,932**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	351,134
Accrued expenses		187,295
Total liabilities		538,429
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.0001 par value; 10,000,000 shares authorized; 3,863,874 shares issued and outstanding		5,158
Restricted common stock, 193,194 shares		54,000
Paid-in capital		701,789
Retained earnings		376,556
Total stockholders' equity		1,137,503
Total liabilities and stockholders' equity	**$**	**1,675,932**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenues		
Commissions and fees	$	20,976,505
Other income		187,498
Interest income		604
Total revenue		21,164,607
Expenses		
Salaries, wages, and commissions		19,209,774
Officers' salaries		675,352
Regulatory fees and expenses		271,313
Business travel		26,466
Board member expenses		60,022
Consulting fees		264,321
Insurance		244,361
Conference expenses		117,926
Rent		94,856
Database aggregation expenses		42,667
Administrative expenses		332,409
Total expenses		21,339,467
Loss from operations		(174,860)
Benefit from income taxes		1,812
Net loss	**$**	**(173,048)**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Shares	Common Stock	Restricted Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2008	3,978,074	$ 5,170	$ -	$ 376,014	$ 549,604	$ 930,788
Stock-based compensation	44,000	4	-	9,236	-	9,240
Repurchase of common stock	(158,200)	(16)	-	(66,111)	-	(66,127)
Contributed capital under Regulation D	-	-	-	341,206	-	341,206
Contributions of additional paid-in capital	-	-	-	41,444	-	41,444
Restricted common stock	-	-	54,000	-	-	54,000
Net loss	-	-	-	-	(173,048)	(173,048)
Balances, December 31, 2009	**3,863,874**	**$ 5,158**	**$ 54,000**	**$ 701,789**	**$ 376,556**	**$1,137,503**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (173,048)
Adjustments to reconcile change in net assets to net cash used in operating activities	
Depreciation and amortization	30,993
Stock based compensation	12,760
Changes in operating assets and liabilities	
Commissions receivable	(148,512)
Other receivables	(142,396)
Taxes receivable	11,904
Other assets	(151,904)
Commissions payable	139,816
Accrued expenses	36,445
Net cash used in operating activities	(383,942)
Cash flows from investing activities	
Purchases of property and equipment	(9,816)
Net cash used in investing activities	(9,816)
Cash flows from financing activities	
Payments on capitalized lease obligations	(3,317)
Common stock repurchased	(66,127)
Paid-in capital contributed by representatives	41,444
Contributed capital under Regulation D	341,206
Net cash provided by financing activities	313,206
Net decrease in cash	(80,552)
Cash and cash equivalents at beginning of year	790,181
Cash and cash equivalents at end of year	**$ 709,629**
Supplemental disclosure of cash flows information:	
Interest paid	**$ 6,103**

Supplemental schedule of non-cash financing and investing activities:

As part of the CUE acquisition, 193,194 of restricted common shares with a fair value totaling $54,000 have been reflected in the statement of changes in stockholders' equity as restricted common stock and as an intangible asset in the statement of financial condition.

The Board of Directors approves issuance of common shares one year after the recognition of stock based compensation expense.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Foothill Securities, Inc. (the "Company") is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from seventy-seven Offices of Supervisory Jurisdiction ("OSJ") located in Arizona, California, Colorado, Florida, Hawaii, Nevada, New Mexico, Tennessee, Texas, Utah, and Washington.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of cash, receivables, and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash and short-term investments with maturities within three months to be cash equivalents.

Commissions Receivable and Payable
Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commissions receivable and an estimate of the related commissions payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commissions receivable are allocated to specific investor orders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
The Company's property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Intangible Assets and Amortization
Certain intangible assets were acquired as part of the CUE Financial Group, Inc. ("CUE") acquisition in August 2009. The amortization expense on those assets is calculated on a straight line basis over their useful life.

Revenue Recognition
The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes
The Company elected "C Corporation" status for income tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Concentrations of Credit Risk
The Company maintains its cash balances in one bank. The bank balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, the bank cash balances are in excess of the insured limit. The Company does not believe that its credit risk is significant.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation
The Company measures and recognizes compensation expense for all stock-based payment awards made to employees. The Company has only issued restricted stock which vests over its service period. Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense is recognized in the Company's statement of operations during the year ended December 31, 2009.

Advertising Costs
Advertising costs are charged to operations when incurred. For the year ended December 31, 2009, advertising expense was $5,195.

Newly Adopted Accounting Pronouncements
The Company adopted FASB ASC 820-10, "Fair Value Measurements," at the beginning of the 2009 fiscal year and there was no material impact to the financial statements. ASC 820-10 applies to all assets and liabilities that are recognized or disclosed at fair value on a recurring basis. ASC 820-10 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. In addition to defining fair value, ASC 820-10 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

In February 2008, the FASB issued ASC 820-10 "Effective Date of ASC 820-10", which delayed the effective date of ASC 820-10 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually to fiscal years beginning after November 15, 2008. The adoption of FASB ASC 820-10 did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued ASC 825-10, "The Fair Value Option for Financial Assets and Financial Liabilities." ASC 825-10 permits entities to choose to measure, at fair value, many financial instruments and certain other items that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB ASC 825-10 establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The statement was effective for fiscal 2009. The Company determined the adoption of FASB ASC 825-10 did not have a material impact the Company's financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Newly Adopted Accounting Pronouncements (Continued)
Effective January 1, 2009, the Company adopted ASC 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 provides guidance on recognition, derecognition, measurement, classification, interest and penalties, disclosure and transition. ASC 740-10 requires an entity to recognize the financial statement impact of tax positions when it is more likely than not that the position will not be sustained upon examination. In addition, ASC 740-10 permits an entity to recognize interest and penalties related to tax uncertainties either as income tax expense or operating expenses. The Company has chosen to recognize interest and penalties related to tax uncertainties as operating expenses.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. As a result, the adoption of ASC 740-10 did not have a material impact on the Company's results of operations and financial position.

In May 2009, the FASB released ASC 855-10, "Subsequent Events". The scope of ASC 855-10 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements.

In June 2009, the FASB released the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. The FASB Accounting Standards Codification ("Codification") will become the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have any impact on the Company's financial position or results of operations.

Recently Issued Accounting Pronouncements
In June 2009, the FASB released ASC 810-10, Amendments to FASB ASC 810. The scope of ASC 810-10 is to improve financial reporting by enterprises involved with variable interest entities. This statement is effective for financial statements issued for fiscal years beginning and interim periods beginning after November 15, 2009. The adoption of ASC 810-10 is not expected to have any impact on the Company's financial position or results of operations.

NOTE 3 – CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit with Pershing, LLC that can cover such errors up to $100,000. When a registered representative is responsible for such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6 2/3%) of aggregated indebtedness or $50,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital of 15 to 1. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2009, the Company has net capital of $377,734, which was $327,734 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.43 to 1.00.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$ 128,298
Office equipment	32,179
Software	23,700
Leasehold improvements	69,144
	253,321
Less accumulated depreciation and amortization	(140,674)
Total property and equipment	**$ 112,647**

For the year ended December 31, 2009, depreciation and amortization expense was $30,993.

NOTE 6 – OTHER ASSETS

Other assets consist of the following:

Prepaid insurance	$ 72,540
Prepaid registration fees	121,164
Other prepaid expenses	58,663
Total other assets	**$ 252,367**

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following:

Accounts payable	$ 15,561
Accrued payroll	97,139
Accrued bonuses	50,447
Other accrued expenses	24,148
Total accrued expenses	**$ 187,295**

NOTE 8 – BENEFIT FROM INCOME TAXES

The benefit from (provision for) income taxes consists of the following:

	Federal	States	Total
Currently payable	$ -	$ (800)	$ (800)
Adjustment related to prior year's provision	280	16	296
Refund due from carryback of net operating loss	2,316	-	2,316
Total benefit from income taxes	**$ 2,596**	**$ (784)**	**$ 1,812**

The income tax benefit differs from the expected benefit that would result from applying statutory rates to the pre-tax loss due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied during the periods to those differences between the financial statements and the tax returns (described in Note 2), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items, also referred to as permanent differences.
- The federal tax benefit derived from the deduction for state franchise and income taxes.
- A tax benefit was not recognized for net operating loss carry forwards due to a valuation allowance discussed below.

NOTE 8 – BENEFIT FROM INCOME TAXES (Continued)

Deferred tax assets and liabilities consist of the following:

Deferred tax assets	
Net operating loss carryforwards	$ 12,395
Contribution carryforwards	1,175
Accrued vacation and wages	17,315
Other	330
	31,215
Deferred tax liabilities	
Depreciation	(14,415)
	(14,415)
Net deferred tax assets	$ 16,800
Valuation allowance	(16,800)
Deferred tax assets	**$ -**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the net deferred tax assets is appropriate in light of the Company's recent operating losses.

At December 31, 2009, the Company had federal and state net operating loss carryforwards of approximately $34,100 and $82,200, respectively. If not utilized, the carryforwards will expire in 2029 for Federal and California income tax purposes.

Management has determined that a reserve is not required to be recognized under ASC 740-10.

NOTE 9 – STOCKHOLDERS' EQUITY

Shares Authorized, Issued and Outstanding
At December 31, 2009, 10,000,000 shares of common stock were authorized, and 3,863,874 shares were issued and outstanding.

Restricted Stock Grants
The Company granted its President 220,000 restricted shares in 2007, which vest at a rate of 44,000 shares of common stock per year over five years. The shares are valued based upon their grant date fair value. For 2009, 44,000 shares of stock were issued to the President and $12,760 was recognized as compensation expense. The Company has elected to recognize the related compensation expense based upon the net book value per share. The amount recognized does not differ materially from the grant date fair value. At December 31, 2009, there are 88,000 unvested shares with a grant date fair value of $16,280.

Common Stock Repurchase
During the year, the Company repurchased 158,200 shares of common stock from terminated Representatives at a total cost of $66,127.

Restricted Common Stock
The Company has 193,194 shares of common stock that has been restricted for the CUE acquisition at December 31, 2009.

Paid-In Capital Contributed
During the year, as a result of Representatives' assessments, paid-in capital of $41,444 was contributed to the Company.

Contributed Capital
The Company is offering shares of common stock to its registered Representatives and employees who are accredited investors as defined in Rule 501(a) of Regulation D adopted under the Securities Act of 1933, and to an additional 35 of its registered Representatives who have the experience and knowledge necessary to understand the merits and risks of the investment.

The Company began withholding one percentage point of all Representatives commissions payable effective the week ending December 19, 2008. Representatives will automatically receive shares of common stock in the Company in the amount of this reduction in their compensation, provided they are registered with the Company when the shares are issued. Representatives can elect to purchase shares in an amount equal to a total of 3% gross revenue created by his or her services for the year. The price per share under the Private Placement Memorandum is 10% of annual gross revenue divided by the number of shares outstanding at the end of each fiscal year. In January 2010, the Board of Directors amended the price per share to be the December 31 book value of the current year, as indicated by the audit of the corporate financial statements, divided by the number of shares outstanding at the end of each fiscal year.

NOTE 9 – STOCKHOLDERS' EQUITY (Continued)

Contributed Capital (Continued)
If for any reason a Representative is no longer registered with the Company when the stock is to be issued, the amount of commissions and fees withheld will be repaid. Accredited employees of the Company may purchase shares under the same terms and conditions as the Representatives, and up to 3% of their base compensation.

Qualified Representatives who returned completed subscription agreements by March 31, 2009 may, in addition, elect to purchase shares in an amount not to exceed 3% of the gross revenue created by his or her services for all of 2008. Representatives may elect to have this amount withheld from their commissions and fees earned in 2009, and will be used to purchase stock at the same formula price as determined at the end of 2008. This formula was later amended by the Board of Directors so as the 2008 withholdings under Regulation D would be purchased under the same formula as the 2009 withholdings under Regulation D.

All shares will be issued after the end of each year when audited financial statements are available and generally no later than March 31st of the succeeding year. The shares will be issued once full payment has been received.

During the year, as a result of Representatives' contributions related to the Regulation D offering, Representatives contributed capital under Regulation D in the amount of $341,206. As the Company has until March 31, 2010 to issue the shares, no shares have been issued under Regulation D for the year ended December 31, 2009.

Warrant Grants
In August 2009, the Company granted 207,007 common stock warrants to CUE and its principals with an exercise price equal to the Company's common stock book value as determined at the end of the month in which the warrants are exercised. These warrants are fully vested on the grant date and they expire in three years, or August 2012. The warrants have been valued under a Black-Scholes model as of the date of the warrant grant. The assumptions used in this valuation include: (a) risk free rate of 2.57%, (b) average expected term of 3 years, (c) expected volatility of 0%, and (d) expected dividends of zero. This valuation resulted in an immaterial (or deminimus) charge to operations and management has elected to forego recording this expense during the year ended December 31, 2009. At December 31, 2009, there were 207,007 common stock warrants outstanding.

These warrant grants have an anti-dilution provision that requires the Company to adjust the number of common stock warrants purchased upon exercise of the warrants, such that the number of common stock shares that may be purchased as of the last day on which the warrant is exercisable shall be five percent of the stock then outstanding. The Company has reviewed the warrant agreement and the related anti-dilution provision, and has determined that it does not require treatment as a derivative.

NOTE 10 – 401(K) AND PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2009, the Company contributed a total of $46,220 under these arrangements.

NOTE 11– COMMITMENTS AND RELATED PARTY CONTINGENCIES

Facility Lease
The Company entered into a lease agreement for their new corporate office, commencing on February 1, 2008, with a related party limited liability company (LLC). This LLC includes certain members that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly rent of $6,938, plus their share of utilities and taxes calculated to be $1,425 per month. The lease expires on January 31, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2010	$ 100,350
2011	100,350
2012	100,350
2013	8,363
Total	**$ 309,413**

Rent expense, plus utilities and taxes, was $94,856 for the year ended December 31, 2009.

Postage Meter Lease
The Company entered into an operating lease agreement for their postage meter, commencing on April 3, 2009. Under the terms of the lease, the Company pays a monthly rent of $301. The last payment date is December 3, 2012. The lease expires on January 3, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2010	$ 3,612
2011	3,612
2012	3,612
Total	**$ 10,836**

NOTE 11– COMMITMENTS AND RELATED PARTY CONTINGENCIES (Continued)

Legal Matters
In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes or examinations would not have a material effect on the Company's financial position.

NOTE 12 – CUE ACQUISITION

In August 2009, the Company entered into an acquisition agreement with CUE Financial Group, Inc. ("CUE") whereby CUE would allow the Company to recruit from its network of independent representatives, with the intention of convincing the CUE representatives to change their broker dealer affiliation from CUE to the Company. In addition, CUE's current ownership and principals would actively work towards convincing CUE representatives to change their broker dealer affiliation.

The Company determined that the acquisition agreement met the definition of a business combination. The Company did not receive any tangible assets or liabilities, or equity in CUE as part of the acquisition. In addition, the Company did not exchange any tangible assets or liabilities as payment for the acquisition.

As consideration, the Company granted CUE's principals, who have now designated the Company as their broker dealer, 1% of the Company's outstanding stock on the first, second, third, fourth and fifth anniversary of this agreement for a total issuance of 5%. At December 31, 2009, 5% of outstanding shares represented 193,194 common shares. The grant date fair value of those common shares was $54,000. This balance has been recorded as restricted common stock in the statement of stockholders' equity.

Additionally, the $54,000 represents the fair value of an intangible asset as shown in the statement of financial position. This intangible asset represents the fair value of CUE's network of independent representatives.

The Company also agreed to an anti-dilution provision tied to the 5% stock issuance that requires the Company to issue additional shares to these principals in a number sufficient to avoid any dilution of the current percentage of shares it holds. The Company has reviewed this anti-dilution provision and has determined that it does not require treatment as a derivative.

The agreement also provides CUE principals with warrants to purchase 207,007 shares of common stock as discussed in Note 9. The warrants fair value was deemed deminimus, and as such, no value was ascribed to these warrants in the purchase accounting.

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego



INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION*

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying financial statements of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, and have issued our report thereon dated February 26, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 26, 2009

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

IGAF

FOOTHILL SECURITIES, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT

December 31, 2009

Schedule I

Please see the attached FOCUS report on the following pages 19 to 21.

FOOTHILL SECURITIES, INC.
FOCUS REPORT - PART II A

This report is being filed pursuant to:

1) Rule 17a-5(a) X

This report is being filed:

2) Quarterly X

This FOCUS II is for the period ending in: December

Period Beginning: 1/1/2009

Period Ending: 12/31/2009

Unconsolidated: X

Does Respondent carry its own customer accounts?

No: X

Using the (B) Basic Method (B)

ASSETS

		Allowable	Non-Allowable	Total
1	Cash	709,629	-	709,629
2	Rec Fr Brokers & Dealers			
	A Clearance Account	-	-	-
	B Other	260,953	124,877	385,830
3	Rec fr Non-Customers	3,581	-	3,581
4	- 9 blank	-	-	-
10	Property Depreciation	-	112,647	112,647
11	Other Assets	-	464,245	464,245
12	Total Assets	974,163	701,769	1,675,932

LIABILITIES

		A.I.	Non-A.I.	Total
15	Payable to Non-Customers	351,134	-	351,134
17	Accounts pay, accrued Liabilities, expenses & other	187,295	-	187,295
20	Total Liabilities	538,429	0	538,429

EQUITY	
23 Corporation	
A. Preferred Stock	
B Common Stock	5,158
C addit paid-in capital	755,789
D Retained Earnings	376,556
E Total	1,137,503
24 **Total ownership equity**	**1,137,503**
25 **Total liabilities, and ownership equity**	**1,675,932**

INCOME STATEMENT	
REVENUE	
1 Commissions	
A On listed equity sec executed on an exh	1,518,358
B On listed option transactions	92,728
C On all other securities	6,596,130
D Total securities commissions	8,207,216
5 Revenue from sale of investment company shares	5,880,965
7 Fees for acct supervision, investment advisory & admin services	6,888,928
8 Other revenue	187,498
9 **Total revenue**	**21,164,607**
EXPENSES	
10 Salaries & other employment costs for gen ptners & voting stockholder officers	675,352
11 Other employee compensation & benefits	19,209,774
14 Regulatory fees & expenses	271,313
15 Other expenses	1,183,028
16 **Total expenses**	**21,339,467**
NET INCOME	**(174,860)**
17 Income (loss) before Federal Taxes	(174,860)
18 Provision for Fed Inc Taxes	(1,812)
22 Net income/loss after Federal income taxes & extraordinary items	(173,048)

MONTHLY INCOME

23 Income from last month this FOCUS covers (before provisions for Federal income taxes and extraordinary items):	(116,724)

Exemptions Under SEC Rule 15c3-3

25	A	
	B K(2) (I) - Special Account for Exclusive Benefit of Customers" maintained:	X
	C (k) (2) (II) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.	X
	8-17574 a	

Computation of Net Capital

1	Total ownership equity (o/e)		1,137,503
2	Deduct ownership equity not allowable for Net Capital		(54,000)
3	**Total o/e qualified for net capital**		**1,083,503**
5	Total cap & allowable subloans		
6	Deductions &/or charges		
	A Total non-allowable assets		701,769
	D Other deductions &/or charges	4,000	705,769
8	Net Capital before haircuts		377,734
10	**Net Capital**		**377,734**
11	Minimum net capital required: (based on Aggregate Indebtedness)		35,895
12	Minimum Dollar Requirement		50,000
13	**Net Cap reqmt (greater of line 11 or 12)**		**50,000**
14	Exces net capital		327,734
15	Exc net cap @ 1000% (net cap - 10% AI)		323,891
	Computation of Aggregate Indebtedness		
16	Total AI liab from Balance Sheet		538,429
19	Total Aggregate Indebtedness		538,429
20	Ratio of Ai/NC		142.54

Statement of Changes in Ownership Equity

1	**Balance, beginning of period**	**930,788**
	A Net income (loss)	**(173,048)**
	B Additions, incl non-conforming capital of	**445,890**
	C Deductions, incl non-conforming capital	**(66,127)**
2	**Balance, end of period**	**1,137,503**

FOOTHILL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
and
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2009

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing, LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

See Independent Auditors' Report on supplementary information.

FOOTHILL SECURITIES, INC.

RECONCILIATIONS PURSUANT TO RULE 17a-5

December 31, 2009

Schedule III

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on pages 19 to 21.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

______________________________ Signature of Document Signer No. 1

______________________________ Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 26 (Date) day of February (Month), 2010 (Year), by

(1) Stephen H. Chipman (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature John L. Cowan
Signature of Notary Public


JOHN L. COWAN
Commission # 1699269
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
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INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Foothill Securities, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and the check copies, noting no differences.
2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with SIPC supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related SIPC schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.



SingerLewak LLP

San Jose, California
February 26, 2010

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557



SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completeting this Form)

SIPC-7T

(29-REV 12 09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011117 FINRA DEC
FOOTHILL SECURITIES INC 17*17
150 E DANA ST
MOUNTAIN VIEW CA 94041-1508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 18,724

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,481)

August 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,243

E. Interest computed on late payment (see instruction E) for days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,243

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,243

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Foothill Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 2010

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 17,107,345
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,322,080
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Unregistered Investments	286,246
(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ———	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 9,255	
Enter the greater of line (i) or (ii)	9,255
Total deductions	9,026,579
2d. SIPC Net Operating Revenues	$ 7,489,764
2e. General Assessment @ .0025	$ 18,724

(to page 1 but not less than $150 minimum)

Singer Lewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements and supplemental schedules of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SingerLewak LLP

San Jose, California
February 26, 2010